EXHIBIT 99.1

News Release
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
972 444 1107 Telephone
972 444 1138 Facsimile
CONTACT: Alan Jeffers, ExxonMobil
972-444-1107
FOR IMMEDIATE RELEASE
TUESDAY, NOVEMBER 4, 2008

EXXONMOBIL BOARD ENHANCES CORPORATE GOVERNANCE STRUCTURE

Samuel J. Palmisano Selected As Presiding Director

IRVING, TEXAS, November 4 -- The Board of Directors of Exxon Mobil Corporation today announced changes to its Corporate Governance Guidelines to enhance the role of presiding director.

 “This demonstrates the board’s ongoing commitment to independence and the highest standards of corporate governance,” said Rex W. Tillerson, chairman and chief executive officer.

“The board recognizes that corporate governance is of broad interest and has received input from a wide array of shareholders through the company’s ongoing engagement and dialogue efforts.”

Under the changes, a presiding director is selected by non-employee directors from among their members and would generally be expected to serve a minimum term of two years.

Non-employee directors selected Samuel J. Palmisano, chairman, president and chief executive officer of IBM Corporation, to be presiding director, effective immediately.

Previously, the chair of the Board Affairs Committee and the chair of the Compensation Committee presided at non-employee director executive sessions on an alternating basis, depending on the subject matter under discussion.

The presiding director has the authority to call and chair executive sessions of the non-employee directors, and will chair all board meetings in the absence of the chairman. The presiding director will review board meeting topics, agendas and schedules with the chairman prior to distribution to the board, which consists of one employee and 10 non-employees.

Exxon Mobil Corporation’s corporate governance practices are consistent with an overwhelming majority of S&P 500 companies, according to the Spencer Stewart 2007 Board Index. The Index reports that 94 percent of S&P 500 boards have a lead or presiding director and 84 percent of S&P 500 boards have chairs who are either a current chief executive (65 percent) or a former chief executive or senior executive (19 percent).

The revised Corporate Governance Guidelines are available on ExxonMobil’s website at http://www.exxonmobil.com/governanceguidelines.